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                                                                    Exhibit 99.2
INTERNAL REVENUE SERVICE

Index Number: 61.00-00 61.03-00 61.43-00
451.01-00

Wendy G. Hargus
Treasurer
Central and South West Corporation
1616 Woodall Rogers Freeway
Dallas, TX 75202-1234

DEPARTMENT OF THE TREASURY

Washington, DC 20224

Person to Contact:
Thomas M. Preston (ID NO. 50-05811)
Telephone Number:
(202) 622-4443
Refer Reply To:
CC:DOM:FI&P:2-PLR-117125-99
Date: Feb 18, 2000

Legend
     Parent              =    Central and South West Corporation
                              EIN:   51-0007707
     Company             =    Central Power and Light Company
                              EIN:   74-0550600
     SPE                 =    CPL Transition Funding LLC
     State A             =    Texas
     State B             =    Delaware
     Statute             =    Senate Bill 7 of the 76th Texas Legislature
     Notes               =    Transition Notes, Series
     a                   =    1,270,246,816
     b                   =    0.5
     c                   =    14
     d                   =    15
     e                   =    5

Dear Ms. Hargus:

     This letter is in reply to a letter dated October 20, 1999, asking the Internal Revenue Service to rule on the transaction described below.

                                     FACTS

     Parent is the common parent of an affiliated group of corporations that includes Company. Parent files a consolidated return for the group.

     Company, a calendar year taxpayer that uses the accrual method of accounting, is an electric utility in State A. Company generates, transmits, and distributes
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PLR -117125-99
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electricity to residential, commercial, and industrial customers within a designated territory. Company has the right to sell electricity at retail within its territory and is regulated by State A's public utility commission
(PUC) and the Federal Energy Regulatory Commission.

     State A is deregulating its electric industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity.

     To facilitate deregulation, State A enacted Statute, which allows utilities in State A to impose special charges on their customers to recover the utilities' regulatory assets and certain stranded costs. Regulatory assets are assets of a utility for financial accounting purposes. They reflect costs incurred by the utility in prior periods that the utility expects to recover through regulated rates in the future. With deregulation, the Statute allows certain of these generation-related regulatory assets to be recovered through the special charges. Stranded costs are the uneconomic portions of a utility's prudently incurred costs of generation-related assets and obligations. In general, stranded costs reflect the difference between the book value and the market value of these assets. As with regulatory assets, the Statute allows the utility to impose the special charges to recover certain of these costs.

     Under Statute, a utility may apply to PUC for a financing order permitting it to recover a specified amount of the costs described above. The special charges authorized by the financing order are called transition charges (TCs) and are imposed on substantially all of a utility's customers in the utility's service area. The TCs are "nonbypassable" and generally cannot be avoided even if a customer buys electricity from another source. The TCs are based, in part, on the amount of electricity purchased by, or made available to, the consumer, whether from the utility or from an alternative supplier.

     The utility also may request the PUC to approve the issuance of securities called transition bonds that are secured by the utility's rights to the TCs. The amount of transition bonds approved in the financing order will include the amount of the regulatory assets and/or stranded costs that can be recovered plus the costs of issuing the transition bonds and using the proceeds to retire existing debt and equity of the utility.

     Under the financing order, the TCs to be collected by a utility generally will be based on the amount of electricity provided to, or made available to, each customer. Actual collections of the TCs will vary from expected collections due to a number of factors including power usage and delinquencies. The financing order will require the adjustment of the TCs at least annually. Under Statute, when the right to collect TCs and the other rights under the financing order are assigned by the utility to another entity, the rights become a separate property right that is called transition property.


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PLR -117125-99

                                       3
Proposed Transaction

     Company has applied to PUC for a financing order authorizing the Company to recover regulatory assets in the amount of $a and to issue Notes in an aggregate principal amount equal to the sum of $a and certain costs associated with the proposed transaction, the exact amount of which will not be known until the date the Notes are issued. These other costs relate to credit enhancement, servicing fees, and other expenses relating to the issuance and sale of the Notes and the retirement of existing debt and equity of the Company. The financing order will authorize TCs in an amount needed to service the Notes, pay transaction costs, and provide for credit enhancement. The financing order also will provide that the right to collect the TCs may be assigned to a special purpose entity, at which point the right becomes transition property.

     Company will form SPE under State B law as a bankruptcy remote limited liability company solely for the purpose of effectuating the proposed transaction. Company will be the sole member of SPE. The SPE will not elect to be treated as an association taxable as a corporation under Section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to the SPE, cash at least equal to b percent of the issue price of the Notes.

     Pursuant to the financing order, Company will transfer the rights that will become the transition property to the SPE, and the SPE will issue and sell Notes to investors. The proceeds from the sale of the Notes, net of issuance costs, will be transferred to the Company in consideration for the transition property.

     The SPE will initially issue one or more series of Notes to investors. Each series may be comprised of one or more classes, each having a different legal maturity date. Company expects that the Notes will have scheduled final payment dates of no later than c years, and legal final maturity dates of no later than d years from the date of issue. The scheduled final payment date is the date when all of the principal and interest on a class of Notes is expected to be paid; the legal final maturity date is the date on which nonpayment is a default.

     Interest on the Notes will be payable quarterly or semi-annually at rates that are based on yields that are commensurate with similarly rated debt obligations with comparable weighted average maturities. The Notes are expected to be sold at or near their stated principal amounts. Principal payments will be scheduled to be made quarterly or semi-annually. Within a series, principal will be applied in sequential order to each class until the outstanding principal balance of the class is reduced to zero.

     In general, the Notes will be payable solely out of the transition property and other assets of the SPE. However, the indenture pursuant to which the Notes are issued may permit the Notes to be redeemed with the proceeds of a new series of transition bonds. In addition, the Notes may be subject to an optional "clean-up" call when the outstanding principal of a series declines to less than e percent of the original

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PLR-117125-99
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issue price of the series. Because the classes will be allocated principal in sequential order, the clean-up call for a series will apply only to the class or classes with the longest maturities.

      Initially, Company will act as servicer of the transition property. As servicer, Company will bill and collect TCs from customers, remit amounts collected to the SPE, and retain all books and records with respect to the TCs subject to the SPE's right of inspection. Remittances of TCs must be made daily unless the Company attains a specified credit rating, in which case it may be permitted to make remittances monthly. Any investment income earned on the TCs prior to remittance will be retained by the Company. With certain restrictions, Company may transfer its obligations as Servicer to affiliates or third parties. Company will receive a fee as Servicer that will be paid semi-annually.

     In some cases, third-party retail electric providers (REPs) may bill and collect payments, including TCs, from customers. In that event, the Company, as servicer, will bill the REP for the full amount of the TCs. REPs may be required to take additional steps to ensure that timely payments will be made, including providing cash deposits of estimated collections. Nonetheless, in all events, the amounts paid will be based on the amount of electricity provided or made available to the customer.

     The TCs will be set to provide for the recovery of the costs associated with billing and collecting the TCs as well as for an excess amount, the Overcollateralization Amount, that will eventually reach at least b percent of the original principal amount of the Notes. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Notes.

     A Collection Account will be established as credit enhancement for the Notes. The Collection Account will consist of five subaccounts entitled General, Overcollateralization, Capital, Reserve, and REP Deposit. The General Subaccount will hold all funds in the Collection Account not held in any of the other subaccounts. The Servicer will remit all TC collections to the General Subaccount, and the Trustee will use the amounts in the General Subaccount to make payments in the following order of priority: (1) certain fees and expenses of the SPE, (2) interest on the Notes, (3) specified amounts of principal on the Notes, (4) other expenses and (5) amounts needed to replenish certain Collection Account subaccounts. Investment income earned on the Collection Account also will be used to make these payments. TC collections and investment income in excess of amounts necessary to pay interest and principal on the Notes, related fees and expenses of the SPE, replenish the Capital Subaccount up to the required level, and fund and maintain the Overcollateralization Subaccount up to its required level, will be allocated to the Reserve Subaccount.

     To the extent that the General Subaccount in any period is insufficient to make the required payments, the Trustee will draw upon the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make these payments. To the extent that amounts in the Capital Subaccount or the
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PLR-117125-99                   5

Overcollateralization Subaccount are used to make payments of fees, expenses, interest and scheduled principal, future TCs will be adjusted to replenish those subaccounts.

     The Notes will provide for the following events of default: (1) a default in the payment of interest that is not cured within five business days, (2) a default in the payment of outstanding principal on the final maturity date, (3) a default in the payment of the redemption price on a redemption date, (4) certain breaches of covenants, representations or warranties by the SPE in the Indenture that go unremedied for 90 days and (5) certain events of bankruptcy or insolvency of SPE.

     In the event of a payment default, the Trustee or holders of a majority in principal amount of the notes then outstanding may declare the notes to be immediately due and payable.

     The Notes will be nonrecourse to Company and will be secured only by, and generally payable solely out of, the SPE's assets, which will include the transition property, the servicing agreement, the Collection Account, the rights to obtain adjustments to the TCs, and any hedging agreement entered into to reduce interest rate risk. Company expects the Notes to obtain one of the four highest ratings from one or more nationally recognized credit rating agencies.

                                     ISSUES

     Does the issuance of the financing order and the transfer of the rights under the financing order to the SPE result in gross income to Company.

     Does the issuance of the Notes and the transfer of the proceeds to Company result in gross income to Company?

     Are the Notes obligations of Company?

                                      LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete

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PLR-117125-99                          6

dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     The right to collect the TCs is of significant value in producing income for Company. Moreover, State A's action in making the TC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

     The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                  CONCLUSIONS

     Based on the facts as represented, we rule as follows:

     (1) The issuance of the financing order and the transfer of the rights under the financing order to the SPE will not result in gross income to Company.

     (2) The issuance of the Notes and the transfer of the proceeds to Company will not result in gross income to Company.

     (3) The Notes will be obligations of Company.

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PLR-117125-99                      7

     Except as expressly provided herein, no opinion is expressed or implied concerning the tax consequences of any aspect of any transaction or item discussed or referenced in this letter.

     This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.


                                        Sincerely yours,
                                        Assistant Chief Counsel
                                        (Financial Institutions & Products)

                                        By: /s/ Marshall Feiring
                                            ----------------------------
                                            Marshall Feiring
                                            Senior Technician Reviewer, Branch 2